Exhibit 2

Corporate Profile

Tesco Corporation is a global leader in the design, manufacture and service of technology based solutions for the upstream energy industry. The Corporation's mandate is to change the way people drill wells by delivering safer and more efficient solutions that add real value by reducing the costs of drilling for and producing oil and gas. With a history of technical innovation and superior customer service, Tesco continues to set new standards.

Annual Meeting

The Annual General and Special Meeting of the Shareholders will be held on Thursday, May 6, 2004 at 2:30 p.m., in the Main Ballroom of The Blackfoot Inn, 5940 Blackfoot Trail S.E., Calgary, Alberta, Canada.

Tesco Corporation is listed on the Toronto Stock Exchange under the symbol "TEO" and on the NASDAQ System under the symbol "TESOF".

Contents

Corporate Profile IFC

President's Message 1

Selected Consolidated Financial Information 4

Management's Discussion and Analysis 5

Management's Report 14

Auditors' Report 15

Consolidated Financial Statements 16

Notes to the Consolidated Financial Statements 19

Corporate Information IBC

Tesco Corporation *2003 Annual Report*

President’s Message

2003 was a significant year for Tesco in many respects. The Company experienced increased revenues, although it also endured the devaluation of its US dollar denominated cash balances as expressed in Canadian dollars. The Company made great strides in minimizing the mean time between failures, a prerequisite to full commercialization of its Casing Drilling™ and Casing Running technologies. As a result of this shift from research and development to commercialization, the company recognized and acted upon the necessity to reduce staff levels in conjunction with the reduction of research activities in those areas. While the Company enjoyed the increased revenues associated with the implementation of its new technologies, it naturally incurred increased sales, general and administrative expenses as we prepared our business units to take these new technologies to market. The Company also identified redundant inventory and provided for the costs of required core product upgrades, particularly in relation to the electrical top drive product line. Such experiences allow us to look with optimism toward our developing markets while reminding us that we must take steps to ensure that our core business is managed effectively to maximize traditional opportunities. Revenues for fiscal year 2003 increased by 22% to $185.7 million over 2002 revenues of $152.4 million. In particular, Tesco’s new Casing Drilling™ and Casing Running businesses generated $52.0 million representing 28% of consolidated 2003 revenue. This is a substantial increase from the $10.8 million which represented 7% of 2002 consolidated revenue. Also, I am pleased to report that despite the loss for the year of $24.4 million, Tesco’s cash position at December 31, 2003 was $52.1 million. This reduction of only $6.6 million from December 31, 2002 was due in large part to the aforementioned devaluation of US dollar denominated cash balances.

Core Business

TOP DRIVES

Tesco’s core business, top drive drilling systems, consists of three principal components: equipment rental and associated services; equipment sales; and the after market sales for parts and services.

Rentals and Service

Tesco’s principal business remains the rental of top drives with associated services, which generated $73.7 million from 19,343 operating days in 2003. This compares to the $81.3 million generated in 2002 from 18,361 operating days. Again, our margins were severely impacted by the fluctuation of the foreign currency values. Currently, we have 129 rental machines in the fleet which operated at a 41% utilization rate.

We are taking a three-pronged approach to increasing the utilization rate of our rental fleet. The first is to seek entry into new markets. These markets include Russia and other former Soviet Union countries. Although we have had a sales presence in this region for the past three years resulting in some top drives sales, we believe that with increased focus the company can improve its performance. Our previous sales have promoted the product and created further demand for rental service as well.

Our second initiative is to re-evaluate geographic areas in which we currently support infrastructure with a view toward determining whether a critical mass of profitable business is available. Any underutilized assets currently dedicated to these regions would then be sold either to local operators or interested buyers elsewhere.

A third initiative is the simple reduction in the number of units in the rental fleet. During the past year we reduced our rental fleet by seven units, and expect similar reductions in the current year. We anticipate that this effort will also permit us to upgrade and better align our rental fleet to our changing customer demands.

Sales

Top drive sales of $34.1 million were down 16% from 2002 levels. We identified a problem with our specific electric model when used in certain isolated rough service applications. In response we made a provision of $4.9 million to rectify this problem for our customers and to ensure that this problem would not affect our sales going forward. The problem has been addressed technically and a solution is being implemented. Sales in 2003 Q4 and the 2004 Q1 were down because of this problem, but are expected to recover throughout 2004.

After Sales Parts and Service

The top drive after sale parts and service business continues to grow with revenues increasing by 32% to $19.9 million from $15 million in 2002. We have placed a larger focus on this business with respect to specific inventory levels, worldwide logistics centers, and margins. Operating efficiencies were identified resulting in the closure of our Netherlands facility in Q1, 2004. Significant technical resources and improvements were developed throughout 2003 and are expected to help maintain steady growth in this sector of our business.

New Technologies

As I mentioned earlier, 2003 was a year during which we completed the field trials necessary to fully commercialize our Casing Drilling™ and Casing Running technologies.

CASING DRILLING

Casing Drilling™ is a new drilling process that Tesco has developed over the past 6 years. It is designed to replace the conventional drilling process that uses drill pipe to drill the well followed by a running process to case the well. In Casing Drilling™, the well is cased as it is being drilled and the downhole tools used in the drilling process are retrieved by wireline instead of the more labor intensive, costly, time-consuming and troublesome “tripping process” currently performed with drill pipe rigs.

When Tesco studied the efficiency of the conventional drilling process, documented studies showed average actual drilling time to be 50% on land and 15% offshore. The rest of the time was classified as “flat time” which either consisted of integral activity such as tripping pipe and running casing, or was lost or unproductive time including unscheduled events such as regaining lost circulation, stuck pipe and dealing with other well control incidents.

Over the course of two major drilling programs, Casing Drilling™ has now established that it brings three major advantages to the operator. First, the casing drilled wells are showing an overall time saving of up to 25% in the areas that we have focused on. Second, Casing Drilling™ has consistently reduced or eliminated loss of circulation by healing weak zones as the rotating casing “smears or plasters” the bore hole wall sealing off these zones. This has permitted these operators to eliminate one, and in some circumstances, two strings of casing. The process not only contributes to the reduction of flat time, but substantially reduces the material costs in terms of drilling fluid, cement and casing supplies. The third advantage has been to permit operators to return to drilling for reserves that have become uneconomical to drill due to pressure depletion in association with lost circulation. This, as it turns out, represents a large part of the drilling market. Operators who are looking for production from deeper horizons must drill through shallower produced and depleted zones. Accessing and adding additional reserves should prove to be the main driver to create demand for our new Casing Drilling™ process.

To date we have drilled more than 125 commercial wells resulting in over a million feet of hole. We have drilled with casing sizes ranging from 4 1/2” to 13 3/8”; and the deepest well drilled is just over 13,000 feet. There have been some exciting new technologies developed by the major service companies that have, or soon will, increase demand for Casing Drilling™ services. These include being able to obtain the resistivity log through casing; adapting logging while- drilling (LWD) and rotary steerable directional tools to Casing Drilling™; and underbalanced drilling with Casing Drilling™. With the exception of a rotary steerable system, Tesco has worked with the leading service companies who have supplied these technologies to operators currently using Tesco’s Casing Drilling™ process. In all cases where the technologies have been designed to align with our Casing Drilling™ process, the results have been substantial time and material savings to the operator.

CASING RUNNING

The development of the Casing Drilling™ process resulted in the development of many products that were required to make this new drilling process work. Tesco now has 14 patents granted and 52 patents pending. Many of the products represent independent new business for Tesco. Our product development and marketing departments have investigated the market potential for either a service or supply business for these products. Our first investigation centered around a product we call the “casing drive system” or “CDS”. The CDS was developed to enable the top drive to transfer torque, hook load and circulation to the casing string during drilling. As it turns out, it can be used to “screw together and run” casing into conventionally drilled wells.

The CDS is safer and more efficient as it eliminates people and machinery doing dangerous tasks and provides the operator the opportunity to ream the casing to the bottom. After studying this large existing market (estimated globally at over $700,000,000 US per year) and doing a year of field trials, Tesco entered this business during the second quarter of last year.

The casing running graph above illustrates increasing market demand as operators understand this new service. Going forward, Tesco’s new technologies have now created a much larger product and service line to significantly grow the company. All of these products and services are centered around the use of top drives, and should therefore, drive the demand for our core business as well.

Last year was disappointing from the perspective that the overall industry was healthy while our bottom line results were unacceptable. It was a year during which we had significant changes at the executive level leading to insufficient focus on the management of our core business.

To this end, I initiated in January a professional search for a new COO and CFO. These key executives will bring together the necessary skill sets to ensure that our world class technology and the increased revenue growth from our products and services translate into a healthy return. I look forward to having these key executives in place to start working with the core group that has developed Tesco to this point.

I would like to thank our shareholders and our employees for their support during this difficult year. I want to reassure you that the technology is sound and the demand for it is growing. I am now focused on securing the right management team to create a highly profitable company.

R.M. (Bob) Tessari
President and Chief Executive Officer
March 16, 2004

Selected Consolidated Financial Information

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

Years ended December 31	2003	2002	2001	2000	1999
(millions of dollars)
Revenues	185.7	152.4	208.0	134.0	86.6
Gross profit	63.4	58.7	87.9	44.5	26.4
Margin %	34%	39%	42%	33%	30%
Operating contribution (deficiency)	1.8	1.2	34.1	11.8	(7.0)
Financial income (expense)	(8.9)	(2.7)	(2.2)	(4.1)	(2.3)
Restructuring and other exceptional items	(28.1)	—	15.2	—	—
Pre-tax earnings (loss) from continuing operations	(35.2)	(1.5)	47.1	7.7	(9.3)
Income taxes (recovery)	(10.8)	(0.4)	15.3	2.7	(5.8)
Net income (loss) from continuing operations	(24.4)	(1.1)	31.8	5.0	(3.5)
Net income (loss)	(24.4)	(1.1)	35.6	4.8	(8.8)
Basic earnings (loss) ($ per share):
Continuing operations	$(0.71)	$(0.03)	$0.95	$0.15	$(0.11)
Discontinued operations	—	—	$0.11	$(0.01)	$(0.16)
Net earnings	$(0.71)	$(0.03)	$1.06	$0.15	$(0.27)
Diluted earnings (loss) ($ per share):
Continuing operations	$(0.71)	$(0.03)	$0.93	$0.15	$(0.11)
Discontinued operations	—	—	$0.11	$(0.01)	$(0.16)
Net earnings (loss)	$(0.71)	$(0.03)	$1.04	$0.15	$(0.27)
Total assets	325.1	348.4	347.7	282.0	264.9
Long term debt	67.2	72.8	73.8	69.3	66.7
Cash	52.1	58.7	134.6	56.6	51.4

Net debt (cash on hand)	15.1	14.1	(60.8)	12.7	15.3

Shareholder’s equity	221.5	240.1	237.1	188.5	177.3

Quarters ended	12/31/03	09/30/03	06/30/03	03/31/03	12/31/02	09/30/02	06/30/02	03/31/02
(millions of dollars)
		(restated)	(restated)	(restated)
Revenues	39.9	48.6	50.4	46.8	41.4	38.2	34.4	38.4
Gross profit	14.0	15.7	15.5	18.2	17.4	13.8	14.4	13.1
Margin %	35%	32%	31%	39%	42%	36%	42%	34%
Operating contribution (deficiency)	(0.6)	0.7	(0.3)	2.0	2.2	1.0	(0.6)	(1.4)
Financial income (expense)	(2.3)	(3.7)	(0.6)	(2.3)	(1.5)	0.2	(0.6)	(0.8)
Restructuring and other exceptional items	(7.5)	—	(20.6)	—	—	—	—	—
Pre-tax earnings (loss)	(10.4)	(3.0)	(21.5)	(0.3)	0.7	1.2	(1.2)	(2.2)
Income taxes	(2.8)	(0.8)	(7.1)	(0.1)	0.5	0.4	(0.4)	(0.9)
Net income (loss)	(7.6)	(2.2)	(14.4)	(0.2)	0.2	0.8	(0.8)	(1.3)
Basic and diluted net earnings (loss) ($ per share)	$(0.22)	$(0.06)	$(0.42)	$(0.01)	$0.00	$0.02	$(0.02)	$(0.04)

Quarters ended	12/31/03	09/30/03	06/30/03	03/31/03	12/31/02	09/30/02	06/30/02	03/31/02
(millions of dollars)
		(restated)	(restated)	(restated)
Total assets	325.1	325.6	319.5	348.4	348.4	345.1	343.3	346.1
Long term debt	67.2	70.4	62.9	68.2	72.8	73.6	70.4	73.9
Cash	52.1	35.6	29.6	32.6	58.7	91.3	113.3	131.8

Net debt (cash on hand)	15.1	34.8	33.3	35.6	14.1	(17.7)	(42.9)	(57.9)

Shareholders’ equity	221.5	228.5	229.9	242.6	240.1	240.2	239.4	238.1

Management’s Discussion and Analysis

This discussion of the Corporation’s financial results, position and prospects is based on information available at March 16, 2004 and should be read in conjunction with the consolidated financial statements of the Corporation for the years ended December 31, 2003, 2002 and 2001. Additional information, including the Corporation’s Annual Information Form, is filed on SEDAR at www.sedar.com.

Results of operations

OVERVIEW

Two major factors in Tesco’s external environment significantly affected the Corporation’s results for 2003. First, worldwide drilling activity rebounded from the 2002 level of work to the historically high level of 2001. The average annual number of active drilling rigs, as reported by Baker Hughes, for the last three years was:

	2003	2002	2001
United States	1,032	831	1,155
Canada	372	266	342
Latin America (including Mexico)	244	214	262
Europe, Africa and Middle East	348	347	327
Asia Pacific	177	171	157

Worldwide average	2,174	1,829	2,243

Secondly, the US dollar experienced a substantial devaluation throughout the year against most other major currencies, including the Canadian dollar. The exchange rate for the US to the Canadian dollar which started 2003 at US$1.00/C$1.57, ended the year at US$1.00/C$1.29, an 18% devaluation.

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

During the year, the Corporation undertook a review of its cost structure and resource base. As a result of this review, actions have been taken or committed to that resulted in the Corporation recording substantial charges against earnings in the second and fourth quarters of the year that are non-recurring and do not typify normal business activities of the Corporation. These charges are:

Cost	Quarter ended	Quarter ended	Year ended
($000)	06/30/03	12/31/03	12/31/03
Workforce reduction(1)	2,327	890	3,217
Loss on disposal of Calgary land(2)	1,011	1,603	2,614
Write down of inventories(3)	9,422	—	9,422

	12,760	2,493	15,253

(1) Workforce reduction. Approximately 10% of the Corporation’s workforce was laid off on June 25; a further lay-off occurred in November. Full provision has been made for the costs associated with this personnel reduction. In addition, the Corporation is closing its administrative office in Pau, France. Full provision has been made for severance for employees of this office and the cost of terminating office lease arrangements.

(2) Loss on disposal of Calgary land. The Corporation’s decision to pursue the opportunity to acquire a fully-equipped machine shop in Calgary resulted in management shelving plans to construct a new, integrated facility. A provision was taken in June for the difference between the expected realization from the sale of the land acquired for this new facility and the accumulated acquisition and facility design costs; a further provision was taken in December to reflect management’s revised estimate of the expected realization, net of costs, from sale of the land based on conditional sales in place at year end and offers received subsequent to year end covering portions of the land.

(3) Write down of inventories. Based on its review of inventory and in light of current business conditions, the Corporation identified obsolete components as well as items where its inventory levels are higher than required to support existing products and current manufacturing activity. Management has written down this inventory to its estimate of net realizable value.

In addition to these items, the Corporation’s results for the year ended December 31, 2003 include other substantial expenses arising from events associated with the continuing activities of the business that are unusual:

Cost
( $000 )
Bankruptcy of major customer(1)	2,978
Retrofit electric top drive(2)	4,886
Write off deferred maintenance costs(3)	2,105
Impairment of investment(4)	2,858

12,827

(1) Bankruptcy of major customer. As described in Note 9(b) to the December 31, 2002 financial statements, the Corporation was owed $3,879 from the sale of drilling equipment to a US customer. This customer was petitioned into bankruptcy in May 2003 and management believes it is unlikely that the Corporation will recover the full amount it is owed.

(2) Retrofit electric top drive. The Corporation has identified a technical problem with the motor drive systems used in some models of its electric top drive. The Corporation has and will continue to incur costs to install the required retrofit that are in excess of the warranty provision made at the time of the sale.

(3) Write off deferred maintenance costs. In 2002, the Corporation commenced a program of scheduled, periodic maintenance for its drilling equipment. Costs incurred under this program were deferred and amortized over the period until the next scheduled maintenance. As a result of a change in Canadian generally accepted accounting principles, the deferral and amortization of these costs is no longer an acceptable accounting practice. The Corporation has written off the balance at December 31, 2002 of deferred maintenance costs, net of accumulated amortization.

(4) Impairment of investment. Based on a persistent deficiency in the quoted market value of the Corporation’s investment in Drillers Technology Corp. compared to carrying value, management has provided for an impairment in the value of this investment at December 31, 2003.

Revenues

Wellsite Services Division
The following is a summary of the third party revenues of the Wellsite Services Division for the periods indicated:

Year ended December 31	2003	2002	2001
( $000 )
Portable Top Drives	73,716	81,268	127,048
Casing Drilling™	26,102	7,129	11,434
Casing Running	25,972	3,691	—
Well control	2,032	1,935	4,037
Underbalanced Drilling	—	—	4,245
Other	—	410	4,169

	127,822	94,433	150,933

Revenues from the operation of Portable Top Drives accounted for 58% of Services Division revenues in 2003, compared to 86% and 84% in 2002 and 2001, respectively.

The geographical distribution of top drive operating days and average daily operating rates over the last three years are as follows:

Operating days

	2003		2002		2001
Region	Days	%	Days	%	Days	%
United States	6,119	32	5,850	32	11,623	42
Canada	3,360	17	2,358	13	4,274	15
South America	2,140	11	2,879	16	4,429	16
Mexico	3,728	19	3,562	19	3,258	12
Asia/Pacific	2,341	12	2,217	12	2,526	9
Europe, Africa, Middle East	1,655	9	1,495	8	1,689	6

	19,343		18,361		27,799

Average daily operating rates	$3,811		$4,415		$4,570

The increase in operating days of 5% in 2003 was offset by a decline in average daily operating rates resulting in lower revenues in 2003 than in 2002. The principal factor affecting the average daily operating rates was the devaluation of the US dollar; management estimates that the effect of this factor was to reduce average daily operating rates by $430. The balance of the decline was attributable to an increase in the percentage of activity in North America where rates are historically lower than for international work. The principal factor accounting for the reduction in Top Drive revenue in 2002 compared with 2001 was the reduction in activity levels.

Revenues for Casing Drilling™ in 2003 reflect a full year of operation in South Texas for all three of the Corporation’s purpose-built drilling rigs as opposed to the one rig that operated for most of 2002. Some additional Casing Drilling™ revenues were generated in 2003 from contracts in Mexico and Brazil.

Casing running revenues are principally attributable to the Corporation’s acquisition of Bo Gray in 2002 and derive from the sale of traditional casing running services. Revenues derived from the operation of Tesco’s proprietary Casing Running System (“CRS”) totaled $1.8 million in 2003; this product offering was introduced in 2002 and contributed immaterial amounts to total casing running revenues for that year. The principal driver of Bo Gray’s traditional casing running revenues is the rig count in the regions of East Texas and North Louisiana where the business operates. The rig count in these regions averaged 136 during 2003, compared to 92 in 2002 and 136 in 2001.

Products Division

The following is a summary of the revenues of the Products Division for the periods indicated:

Years ended December 31	2003	2002	2001
( $000 )
Portable Top Drives
-unit sales	34,139	40,887	40,056
-parts sales and service	19,928	15,090	12,818
Drilling Rigs	—	—	3,206
Other	3,774	2,003	942

Total third party	57,841	57,980	57,022
Internal sales	39,245	47,632	50,702

Total revenues	97,086	105,612	107,724

Units sold:
Portable Top Drives	32	25	23
Drilling Rigs	—	—	1

The Products Division sells and provides after sales support for the Corporation’s product line. Over the last three years, the division’s external sales have principally been related to the Portable Top Drive product line. Sales of top drive systems have increased in each of the last three years, although revenues from these sales in 2003 declined to an average sales price of $1.1 million per system from $1.6 million in 2002 and $1.7 million in 2001. The principal reason for this lower average sales price has been a change in the sales mix. In 2003, the sales total included 12 of the Corporation’s small hydraulic units, of which five were sold without power units, at an average price of $0.7 million. In addition, 6 older hydraulic systems that had been employed in the Services Division were sold during 2003.

The Corporation’s success in selling top drive systems to external customers over the last three years is the primary driver behind the increase in revenues from parts and after sales service. In total, the Corporation has an installed base of operating top drives owned by third parties of 180.

Gross Profit

The Corporation’s gross margin in 2003 was adversely affected by the devaluation of the US dollar against the Canadian dollar. The Corporation operates in geographic markets, other than Canada, in which oilfield services are priced in US dollars. This limits management’s flexibility to adjust the prices for its products and services to compensate for the relative increase in the Corporation’s Canadian dollar cost base.

Operating Contribution

Operating contribution is stated after deducting selling, general and administrative expenses, product development expense and depreciation but before restructuring charges and other exceptional items.

Years ended December 31	2003		2002		2001
( $000 )
Selling, general and administrative	34,854	19%	33,649	22%	31,047	15%
Product development	9,893	5%	11,757	8%	10,231	5%
Depreciation	16,862	9%	12,077	8%	12,568	6%

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses have decreased as a percentage of revenues in 2003 compared with 2002 as revenues recovered during the year. The increase in the dollar amount of selling, general and administrative expenses in 2003 is due primarily to:

•	the consolidation of a full year of expenses from the Bo Gray acquisition; and

•	the redeployment of personnel involved in the development of the Corporation’s Casing Drilling™ and casing running technologies from a product development role to marketing and administrative support for these products. Incremental SG&A expense in 2003 directly attributable to Bo Gray was $1.8 million and to the redeployment of personnel to marketing and administrative support was $0.4 million. These increases were offset by savings achieved as a result of the personnel reductions in 2003.

PRODUCT DEVELOPMENT

The reduction in product development expense in 2003 reflects the increasing maturity of the Corporation’s new Casing Drilling™ and casing running technologies. In the final quarter of 2003, product development expense was $1.2 million compared to $2.8 million in the first quarter.

DEPRECIATION

Depreciation expense in 2003 increased substantially compared with 2002 for three reasons:

•	The consolidation of Bo Gray for a full year;

•	Substantial increase in Casing Drilling™ activity, resulting in significantly higher rig depreciation;

•	Additional depreciation associated with the acquisition in the middle of the year of a machining facility in Calgary.

Financial Expenses

Years ended December 31	2003	2002	2001
( $000 )
Interest income	630	2,473	4,523
Interest expense	5,259	5,606	5,577

Net interest expense	4,629	3,133	1,054
Stock compensation expense	1,711	—	—
Foreign exchange (gain) loss	3,048	1,135	962
Other financial items	(458)	(1,570)	160

Years ended December 31	2003	2002	2001
( $000 )
	8,930	2,698	2,176

Cash balances, short-term interest rates and the exchange rate of the US dollar on the dates indicated were:

		Bank of
	Cash balance	Canada rate	Exchange rate
At December 31	($million)	(%)	(US/Cdn.$)
2000	56.6	6.00	1.50
2001	134.6	2.50	1.59
2002	58.7	3.00	1.57
2003	52.1	3.00	1.29

Net interest expense in 2003 was higher than 2002 as a result of a reduction in interest income earned on the Corporation’s cash balances, which were lower throughout 2003 as compared with 2002. The reduction in interest expense in 2003 due to the fact that the interest on the Corporation’s Senior Notes is payable in US dollars was offset somewhat by the additional interest expense on the debt incurred to acquire the Calgary machining facility.

Commencing in 2003, the Corporation recognized a compensation expense in respect of stock options granted under the Corporation’s Stock Option Plan. The recorded expense relates only to options granted after December 31, 2002 and is equal to the estimated fair value of the options at their grant dates, computed using the Black Scholes option pricing model, amortized over the vesting period of the option. At December 31, 2003, the amount remaining to be expensed in future years in respect of options granted during 2003 was $2.6 million.

The Corporation incurred a $3.0 million foreign exchange loss in 2003. Over the course of 2003, the Corporation’s cash and receivables balances denominated in US dollars exceeded its US dollar denominated accounts payable and debt obligations. This net monetary asset position denominated in US dollars devalued, in Canadian dollar terms, by 18% during the year.

Income Taxes

The Corporation conducts business and is taxable on profits earned in a number of different jurisdictions around the world. Income tax expense as a percentage of pre-tax earnings fluctuates from year to year based on the level of profits earned in, and tax rates applicable to, these different jurisdictions. However, as a consequence of the globalization of world economies, there is a tendency for corporate tax rates to converge into a reasonably narrow band of between 35% to 40% of taxable profits.

The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by Tesco’s Mexican operations, commencing in 1996, are not deductible for Mexican tax purposes. The Mexican tax authorities have issued formal reassessments in respect of the 1996 to 1999 fiscal year tax filings claiming additional taxes of Mexican Pesos 7.5 million in respect of 1996, 7.8 million in respect of 1997, 10.8 million in respect of 1998 and 9.1 million in respect of 1999. These reassessed amounts are subject to interest, penalties and adjustment for inflation in the event that they become payable. Management’s estimate of the Corporation’s total exposure at December 31, 2003 in respect of these reassessments is approximately $17.3 million. The Corporation has lodged formal appeals of all of the reassessments in the Mexican Tax Court, which decided 1997 in favour of the Corporation but upheld the reassessment for 1996; both of these decisions are being appealed further. No decision has yet been issued with respect to 1998 and 1999. The reassessed amount in respect of 1996 together with interest and penalties, which approximates $4.3 million, has been paid by the Corporation and is included as a long term receivable in Intangible and Other Assets. The Corporation has pledged certain drilling equipment in respect of the reassessed amounts for the years 1997 to 1999. Management, in consultation with its Mexican tax advisors, continues to believe that the basis for the reassessments for 1996 to 1999 is incorrect but expects that a final determination of the matter by the Mexican courts will not be achieved until mid-2005 at the earliest. Should the Corporation be unsuccessful in overturning the reassessments, the amount paid in respect of 1996 together with amounts as yet unpaid in respect of subsequent years will be recorded as a charge against earnings, offset to some extent by the ability to claim additional foreign tax credits against Canadian taxes.

QUARTER ENDED DECEMBER 31, 2003

Revenues decreased in the final quarter of 2003 from the previous quarter as a result of a drop in revenues from the sale of top drives. The Corporation delivered the same number of top drives in the quarter as in the preceding quarter but, of the six deliveries, two were used units that typically generate substantially lower per unit revenues than new units and two units were sold under installment agreements that require revenue to be recognized over the two year term of the agreements. The Corporation’s overall gross profit margin percentage improved to 35% from 32% in the third quarter. This improvement from the 31% gross profit margin realized in the second quarter reflects the impact of the restructuring activities undertaken in the middle and end of the year.

Management reserved approximately $2.0 million in the fourth quarter against accounts receivable. This charge is included in selling, general and administrative expenses and resulted in the Corporation recording an operating deficiency of $0.6 million for the quarter.

The reserve, which relates primarily to the Corporation’s international operations, arises from management’s reassessment of the Corporation’s ability to realize full value from accounts where the customer is experiencing cash flow problems or will likely settle the account in a local currency that is subject to significant devaluation risks on conversion to either Canadian or US dollars.

Transactions with related parties

Drillers Technology Corp. (“DTC”) is a drilling contractor with which the Corporation has had and continues to have business transactions, both as a vendor and a customer, on normal commercial terms. DTC was related to Tesco by virtue of the Corporation’s 22% equity ownership of DTC’s common shares and the appointment of two of the Corporation’s executives to the Board of Directors of DTC. After May, 2003, when the Corporation’s equity ownership was diluted to 18% and its representation was reduced to one member of DTC’s seven person Board, DTC was no longer considered to be related to the Corporation. The following amounts are included in the consolidated financial statements (after eliminating intercompany profits) in respect of these transactions for the period during which the Corporation was related to DTC:

Years ended December 31	2003	2002	2001
( $000 )
Revenues	2,050	6,825	11,304
Cost of sales	234	1,341	2,894
Product development expense	—	2,013	1,843
Accounts receivable	—	733	26
Accounts payable	—	—	999

Critical Accounting Estimates

The preparation and presentation of the Corporation’s financial statements requires management to make estimates that significantly affect the results of operations and financial position reflected in the financial statements. In making these estimates, management applies accounting policies and principles that it considers provide the most meaningful and reliable financial reporting. Management considers the most significant of these estimates and their impact to be:

ACCOUNTING FOR STOCK OPTIONS

The Corporation recognizes a compensation expense on options granted to employees. This compensation expense is based on the theoretical fair value of each option at its grant date, the estimation of which requires management to make assumptions about the future volatility of the Corporation’s stock price, future interest rates and the timing of employees’ decisions to exercise their options. The effect of a change in one or more of these variables could result in a materially different fair value.

PERCENTAGE OF COMPLETION REVENUE RECOGNITION

The Corporation recognizes revenue on specialized manufacturing contracts based on the percentage of completion of the contract. This requires management to estimate the percentage of the total contract revenue earned. The amounts of revenue accrued in respect of contracts in progress at year end for the last three years is:

Years ended December 31	2003	2002	2001
( $000 )
Revenues	—	6,825	11,304

The decrease in revenues recognized using the percentage of completion method over the last three years reflects the increasing standardization of the Corporation’s top drive manufacturing process. This now enables the Corporation to satisfy most top drive sales requests from stock assemblies.

TECHNOLOGY AND DEVELOPMENT COSTS

The Corporation capitalizes certain product development costs based on management’s estimates of the ability of the Corporation to recover these costs from future profits expected from the product. In the event that management’s initial estimates of the commercial viability of a product are incorrect, capitalized costs must be written off. At December 31, 2003, the Corporation’s net book value of capitalized technology and development costs was $8.4 million, of which $7.4 million relates to Tesco’s Casing Drilling™ technology.

Accounting Changes

In 2002, the Corporation commenced a program of scheduled, periodic maintenance for its drilling equipment. Costs incurred under this program were deferred and amortized over the period until the next scheduled maintenance. As a result of a change in Canadian generally accepted accounting principles, the deferral and amortization of these costs is no longer an acceptable accounting practice. The Corporation has adopted this change prospectively in 2003 and has written off the balance of deferred maintenance costs, net of accumulated amortization, at December 31, 2002. This expense of $2,105 has been included in restructuring charges and other exceptional items.

Commencing in 2003, the Corporation adopted an accounting change to record a compensation expense with respect to employee stock options granted after January 1, 2003. The effect of applying this policy, for the year ended December 31, 2003 was to increase the loss for the year by $1.7 million. There was no resulting change to shareholders’ equity for the year.

Impact of Anticipated Accounting Changes

The Corporation prepares its financial statements using policies that conform with accounting principles generally accepted in Canada. From time to time, the Canadian Institute of Chartered Accountants mandates changes to these principles that require changes to the Corporation’s accounting policies. Management is not aware of any actual or pending changes that will affect the Corporation’s 2004 financial statements.

Liquidity and Capital Resources

During 2003, the Corporation reduced its investment in working capital by $38.8 million while substantially maintaining its cash balances. No new top drives were added to the fleet of service equipment and capital expenditures were directed to the development of the Casing Drilling™ and casing running product lines. The single largest capital expenditure was the purchase of a fully equipped machining facility in Calgary, which will enhance the Corporation’s flexibility and efficiency in producing Casing Drilling™ and casing running equipment. An additional US$2.5 million was added to goodwill associated with the acquisition of Bo Gray in 2002. The vendors of the business receive a percentage of Bo Gray’s operating cash flows annually for three years up to a maximum of US$5.5 million; payments under this entitlement are treated as additional purchase consideration and added to goodwill.

In conjunction with the decision to acquire the Calgary machining facility, the Corporation shelved its plans for the construction of a new, integrated manufacturing plant and listed for sale the land it had purchased for the proposed facility. To date, the Corporation has conditionally sold approximately 12 acres of the total 45-acre site and is negotiating to sell a further 14 acres. Management estimates that the Corporation will realize approximately $8.4 million from the sale of this land, net of all costs and commissions.

The Corporation issued US$46.5 million of Senior Notes in January 1999, which come due in October 2004, and are therefore shown as current liabilities. At December 31, 2003, with the exception of the requirement to maintain a specified level of earnings to cover fixed charges for which a waiver has been obtained, the Corporation is in compliance with all of its debt covenants. Management is confident the Corporation will be able to finance the repayment of the Senior Notes on their due date although it has no specific plans in place at this time as to the source of payment.

Financial Instruments

From time to time, derivative financial instruments are utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes and accounts for all such instruments using the fair value method. Currency exchange exposures on foreign currency denominated balances and anticipated cash flows are managed by foreign exchange forward contracts when it is deemed appropriate. Exposures arising from changes in prevailing levels of interest rates relative to the contractual rates on the Corporation’s debt are managed by entering into interest rate swap agreements when it is deemed appropriate. The fair value of derivative financial instruments to which the Corporation is a party is recorded on the balance sheet and disclosed separately. All gains and losses, both realized and unrealized, are recorded in income as they arise and are included in Other Financial Items. The Corporation was not a party to any derivative financial instruments at December 31, 2003, 2002 or 2001.

The carrying value of cash, investments in short-term commercial paper and other money market instruments, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the relatively short-term period to maturity of the instruments.

The Corporation has made deposits and has certain receivables that are not refundable or due within one year. Management has reviewed these items, which are included in Intangible and Other Assets, by reference to their terms, including rates of interest earned, and determined that their fair value is not materially different than their carrying value.

The fair value of the Corporation’s long-term debt depends primarily on current market interest rates for debt issued with similar maturities by companies with risk profiles similar to the Corporation’s. The fair value of the Corporation’s long term debt at December 31, 2003 is $70,931 (2002 — $77,230, 2001 — $77,559).

The Corporation’s accounts receivable are principally with major international and state oil and gas service and exploration and production companies and are subject to normal industry credit risks.

Contractual Obligations

The Corporation was committed to make payments pursuant to contractual obligations at December 31, 2003 as follows:

	Payments Due
Nature of Obligation	2004	2005/2006	2007/2008	After 2008	Total
( $000 )
Senior Notes	65,989	—	—	—	65,989
Mortgage	249	2,739	—	—	2,988
Capital Lease	913	1,825	2,341	—	5,079
Operating Leases	1,577	829	—	—	2,406

Payments due on debt and capital lease commitments include contractually required interest payments. Obligations denominated in currencies other than Canadian dollars are converted at exchange rates in effect at year end.

Payments due on the Corporation’s mortgage loan reflect the payment terms agreed between the Corporation and its mortgage lender. The loan agreement provides the lender with the right to call this loan on demand, resulting in the full amount of the loan being classified as a current liability in the Corporation’s consolidated balance sheet as of December 31, 2003.

Share Capital

At March 16, 2004, the Corporation’s issued and outstanding share capital consisted of 34,716,130 voting common shares with no par value and the Corporation had granted options to acquire a further 2,047,350 voting common shares to employees. The Corporation has no other voting securities or rights to acquire voting securities outstanding.

Outlook

According to World Oil, drilling activity for the last three years and forecast for 2004 is:

	Years ending December 31
	2004	2003	2002	2001
	(forecast)	(actual)	(actual)	(actual)
Wells drilled
US	33,470	30,487	28,901	32,894
Canada	18,520	16,750	15,026	18,000
Latin America	4,053	2,975	3,087	4,019
Europe, North Africa and Middle East	9,010	9,278	8,608	8,167
Far East	12,456	12,820	12,853	12,394

Worldwide	77,518	72,310	68,475	75,474

Forecast levels of drilling activity for 2004 provide an encouraging backdrop for Tesco to return to profitable operations in 2004. For the top drive business, management’s focus in 2004 will be to continue to improve the bottom line contribution by focusing efforts on profitable markets and customers and improving the efficiency of the administrative support structure.

Experience to date with Casing Drilling™ has confirmed management’s expectation that the Casing Drilling™ process consists of three separate businesses:

•	the operation of the drilling rig;

•	the supply and operation of the specialized down hole tools; and

•	the sale of consumable accessories.

During 2004, management will take steps to measure and evaluate each of these businesses separately.

The acquisition of Bo Gray in late 2002 and the emergence of Tesco’s proprietary CRS product line as a viable alternative to traditional casing running systems represent substantial short term growth opportunities for the Corporation. Management intends to commit resources to developing Tesco’s casing running business in 2004 both in the form of additional marketing and sales support and in training field crews and manufacturing equipment.

Management is committed to achieving profitable revenue growth in 2004. With a return to a more stable exchange rate environment,

management expects to see the benefits of the substantial restructuring efforts of 2003.

Management’s Report

Management is responsible for the preparation of the consolidated financial statements and the information contained in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using appropriate accounting policies, methods and estimates as selected by management giving consideration to the Corporation’s circumstances. The financial and operating information included in this annual report is consistent, in all material respects, with that contained in the consolidated financial statements.

The Corporation maintains systems of accounting and internal controls to provide reasonable assurance that its financial information is reliable, relevant and accurate, and that its assets are adequately safeguarded.

The Audit Committee, consisting of three non-executive directors, is responsible for reviewing the consolidated financial statements and other financial information contained in this annual report and overseeing management’s performance of its financial reporting responsibilities. The external auditors have unlimited access to the Audit Committee, are appointed by the Shareholders, and have independently examined the consolidated financial statements on the recommendation of the Audit Committee.

(signed) “Robert M. Tessari”	(signed) “Roderick W. Maclean”

Robert M. Tessari	Roderick W. Maclean
President and Chief Executive Officer	Interim Chief Financial Officer

Auditors’ Report

To the Shareholders of Tesco Corporation
We have audited the consolidated balance sheets of Tesco Corporation as at December 31, 2003, 2002 and 2001 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants
Calgary, Alberta

March 9, 2004

To the Shareholders of Tesco Corporation
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Corporation’s financial statements, such as the change described in Note 8 to the financial statements. Our report to the shareholders dated March 9, 2004, is expressed in accordance with the Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants
Calgary, Alberta

March 9, 2004

Consolidated Balance Sheets

As at December 31
(Thousands of Canadian Dollars)	Notes	2003	2002	2001
ASSETS
Current assets
Cash and short term deposits		$52,075	$58,687	$134,568
Accounts receivable		41,817	58,808	67,588
Income taxes recoverable		1,641	4,878	—
Inventories	4	38,791	42,915	29,426
Future income taxes	14	6,779	—	—

		141,103	165,288	231,582

Property, plant and equipment	5	145,030	151,778	95,026
Property held for sale	6	8,437
Investment	7	7,830	10,324	10,293
Goodwill	2	7,504	4,170	—
Intangible and other assets	8	15,191	16,875	10,824

		183,992	183,147	116,143

		$325,095	$348,435	$347,725

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$34,013	$26,220	$28,917
Income taxes payable		—	—	588
Current portion of long term debt	9	63,448	—	—

		97,461	26,220	29,505

Long term debt	9	3,770	72,833	73,811
Future income taxes	14	2,346	8,608	7,342

		6,116	81,441	81,153

		103,577	107,661	110,658

Contingencies	10
SHAREHOLDER’S EQUITY
Share capital	11	155,237	151,826	146,983
Contributed surplus		1,711	—	—
Retained earnings		64,570	88,948	90,084

		221,518	240,774	237,067

		$325,095	$348,435	$347,725

     Signed on behalf of the Board of Directors

(signed) “Robert M. Tessari”	(signed) “William S. Rice”

Robert M. Tessari	William S. Rice
Director	Director

Consolidated Statements of Income and Retained Earnings

For the Years Ended December 31
(Thousands of Canadian Dollars except per share information)
	Notes	2003	2002	2001
Sales		$185,663	$152,413	$207,955
Cost of Sales		122,271	93,713	120,041

Gross Profit		63,392	58,700	87,914

Expenses
Product development		9,893	11,757	10,231
Selling, general and administrative		34,854	33,649	31,047
Depreciation and amortization		16,862	12,077	12,568
Financial expense	12	8,930	2,698	2,178

		70,539	60,181	56,022

Earnings (loss) before restructuring charges and other exceptional items, income taxes and discontinued operations		(7,147)	(1,481)	31,892
Restructuring charges and other exceptional items	13	(28,080)	—	15,190

Earnings (loss) before income taxes and discontinued operations		(35,227)	(1,481)	47,082

Income taxes
Current		2,193	(2,735)	12,582
Future		(13,042)	2,390	2,676

	14	(10,849)	(1,136)	15,258

Net earnings (loss) from continuing operations		(24,378)	(1,136)	31,824
Net earnings (loss) from discontinued operations	15	—	—	3,738

Net earnings (loss) for the year		(24,378)	(1,136)	35,562
Retained earnings, beginning of year		88,948	90,084	54,522

Retained earnings, end of year		$64,570	$88,948	$90,084

Earnings (loss) per share
Basic
Continuing operations		$(0.71)	$(0.03)	$0.95
Discontinued operations		$—	$—	$0.11
Net earnings		$(0.71)	$(0.03)	$1.06
Weighted average number of shares		34,542,532	34,185,631	33,611,950
Diluted
Continuing operations		$(0.71)	$(0.03)	$0.93
Discontinued operations		$—	$—	$0.11
Net earnings		$(0.71)	$(0.03)	$1.04

For the Years Ended December 31
(Thousands of Canadian Dollars except per share information)
Notes	2003	2002	2001
Weighted average number of shares	34,542,532	34,185,631	34,189,786

Consolidated Statements of Cash Flows

For the Years Ended December 31 (Thousands of Canadian Dollars except per share information)
	Notes	2002	2001	2000
OPERATING ACTIVITIES
Net earnings (loss) from continuing operations for the year		$(24,378)	$(1,136)	$31,824
Adjusted for items not requiring an outlay of cash
Stock compensation expense		1,711	—	—
Future income taxes		(13,042)	2,390	2,676
Impairment losses		5,430	—	—
Depreciation and amortization		16,862	12,077	12,568
Gain on sale of property, plant and equipment		—	—	(15,190)
Amortization of financial items		99	101	103
Equity in earnings of affiliate	7	(364)	(31)	(762)
Amortization of deferred maintenance costs	8	2,105	368	—
Unrealized foreign exchange (gains) losses		(4,522)	(283)	3,105

		(16,099)	13,486	34,324
Changes in non-cash balances affecting operations	16	28,811	(17,440)	(6,771)
Expenditures on deferred maintenance costs		—	(2,473)	—
Cash from (used in) discontinued operations		—	—	(1,169)

		12,712	(6,427)	26,384

INVESTING ACTIVITIES
Additions to property, plant and equipment		(24,024)	(57,600)	(26,953)
Proceeds on sale of property, plant and equipment		5,211	275	49,477
Purchase of Bo Gray assets	2	(3,334)	(16,790)	—
Intangible and other assets:
-payments		(2,536)	(5,704)	(1,765)
-receipts		—	317	668

		(24,683)	(79,502)	21,427
Increase (decrease) in accounts payable from:
Additions to property, plant and equipment
Purchase of Bo Gray assets		—	5,653	(2,477)
		3,334	—	—

		(21,349)	(73,849)	18,950
Proceeds on sale of discontinued operations	15	—	—	18,422

		(21,349)	(73,849)	37,372

For the Years Ended December 31 (Thousands of Canadian Dollars except per share information)
	Notes	2002	2001	2000
FINANCING ACTIVITIES
Proceeds from long term debt		7,947	—	—
Repayments of long term debt		(430)	—	—
Issue of share capital	11	3,411	4,843	12,979

		10,928	4,843	12,979

Effect of unrealized foreign exchange gains (losses) on cash balances		(8,903)	(448)	1,257

Increase (decrease) in cash and cash equivalents		(6,612)	(75,881)	77,992
Net Cash and Cash Equivalents, beginning of year		58,687	134,568	56,576

Net Cash and Cash Equivalents, end of year		$52,075	$58,687	$134,568

Cash is comprised of:
Bank balances		$21,244	$11,367	$15,127
Money market instruments		30,831	47,320	119,441

		$52,075	$58,687	$134,568

Notes to the Consolidated Financial Statements

For the Years Ended December 31
(Thousands of Canadian Dollars except per share information)
Tesco Corporation provides a range of products and services to reduce the cost of drilling for oil and gas. The Corporation conducts its business in many oil producing regions around the world.

1.	ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires management to make estimates as to the eventual financial consequences of many of the transactions and business activities of the Corporation. Management makes these estimates based on its judgment of the likely outcome of future events; there is a risk that the actual outcome will be different than expected and that such differences will have a material financial effect on future reported results.

Significant specific accounting policies applied by the Corporation are:

(a)	Consolidation

The consolidated financial statements include the accounts of the Corporation and its domestic and foreign subsidiaries, all of which are wholly owned.

(b)	Foreign currency translation

The Corporation’s foreign operations are considered to be fully integrated and all amounts in foreign currencies have been translated to Canadian dollars on the following basis:

•	monetary assets and liabilities, at the exchange rate prevailing at year end;

•	nonmonetary assets and liabilities at historic rates of exchange;

•	revenues and expenses (excluding depreciation and amortization which are translated at the same rate as the related assets), at the average rate of exchange for the period.

Resulting foreign exchange translation gains and losses, including those arising from other transactions denominated in foreign currencies, are included in the statement of earnings.

(c)	Revenues

Revenue from services, including the provision of the Corporation’s drilling equipment, is recognized as the services are rendered based upon agreed daily, hourly or job rates. Revenue from the sale of products, other than equipment built pursuant to specialized manufacturing contracts, is recognized when the product is delivered to the customer with no right of return. Revenue from the sale of equipment built pursuant to specialized manufacturing contracts is recognized over the term of the contract by applying the percentage of completion method using measurements of progress towards completion appropriate for the work performed. Anticipated losses on such contracts are provided for in full when any such loss is identified.

The Corporation provides product warranties on equipment sold pursuant to manufacturing contracts and makes provision for the anticipated cost of these warranties through cost of sales; this warranty provision is reviewed periodically to assess its adequacy in the light of actual warranty costs incurred.

(d)	Cash

Cash includes investments in highly liquid money market instruments, which are readily convertible to known amounts of cash, subject to insignificant risk of changes in value and held to meet operating requirements.

(e)	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes materials, direct labour and applicable factory overhead computed on a first-in, first-out basis.

(f)	Property, plant and equipment

The Corporation’s drilling equipment maintained for the provision of drilling services to customers is included as drilling equipment in property, plant and equipment. The sale of such equipment results in its net book value being expensed as cost of sales.

(g)	Depreciation and amortization

Depreciation and amortization of property, plant and equipment and intangible assets is computed on the following basis:

Asset Category	Description	Method	Rate
Land, buildings and leaseholds	Land Buildings Wellsite training centre Leasehold improvements	None Straight line Straight line Straight line	— 20 years 10 years Lease term

Drilling equipment	Major equipment Support equipment	Usage Declining balance	1,650 – 3,650 days 40%

Manufacturing equipment		Declining balance	20%

Asset Category	Description	Method	Rate
Office and other	Computer hardware and software Furniture, equipment and vehicles	Straight line Declining balance	3 – 5 years 20% – 30%

Technology and development costs		Straight line	12 years

The estimated residual value of all capital assets is immaterial.

(h)	Investment

Investments are accounted for at cost, except where the Corporation has significant influence over the strategic business decisions of the investee, in which case the investment is accounted for using the equity method. Provision is made for any decline in the carrying value of an investment that is considered to be other than temporary.

(i)	Goodwill

Goodwill, which represents the value of businesses acquired by the Corporation in excess of the fair market value of all of the identifiable tangible and intangible net assets of the acquired businesses at the time of their acquisition, is considered to have an indefinite life and is carried at the lower of cost and fair value. Annually, on the anniversary of the acquisition date, management assesses the fair value of goodwill. Any resulting impairment loss is charged to income and disclosed separately in the statement of income.

(j)	Product development

The Corporation expenses product development costs, other than the costs of product development for specific applications the recovery of which, in the opinion of management, can be reasonably assured given existing and anticipated future industry conditions. Such costs are capitalized as technology and development costs and amortized over the expected useful life of the asset. Payments received from third parties, including payments for the use of equipment prototypes, during the research or development process are credited to the related costs. Product development costs that are capitalized are assessed periodically by reference to anticipated future undiscounted cash flows to determine if the carrying value is still appropriate.

(k)	Income taxes

The Corporation recognizes future income tax assets and liabilities in respect of the estimated tax consequences attributable to differences between amounts reported in the financial statements and the tax bases of these amounts using enacted or substantively enacted tax rates that are expected to apply when the differences are anticipated to reverse. The effect of a change in tax rates on future income tax assets or liabilities is recognized in the period that the change occurs.

(l)	Stock-based compensation

Commencing in 2003, the Corporation recognizes a compensation expense in respect of stock options granted under the Corporation’s Stock Option Plan described in Note 11. The expense is equal to the estimated fair value of the option at its grant date and is amortized over the vesting period of the option. The compensation expense recognized in income is adjusted for options that are forfeited prior to vesting at the time of forfeiture. Compensation expense is initially credited to contributed surplus and transferred to share capital when the option is exercised. No compensation expense is recognized in respect of stock options granted prior to January 1, 2003. Consideration received on the exercise of stock options is credited to share capital.

(m)	Per share information

Per share information is computed using the weighted average number of common shares outstanding during the year. Diluted per share information is calculated using the treasury stock method. The treasury stock method assumes that any proceeds obtained upon exercise of in the money options would be used to purchase common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti dilutive.

2.	ACQUISITION

Effective November 1, 2002, the Corporation acquired all of the assets and ongoing business of Bo Gray Casing and A&M Tubular Maintenance (“Bo Gray”). Bo Gray is a casing and tubular running company operating in east Texas and northern Louisiana. The assets and operations of Bo Gray are included in the Wellsite Services Division of the Corporation. No cash or cash equivalents were acquired. These financial statements include the results of operations for Bo Gray from November 1, 2002. The assets acquired and consideration given up were as follows:

Assets acquired:
Working capital	$2,193
Property, plant and equipment	10,427
Goodwill
– arising on date of acquisition	4,170
– arising from deferred purchase consideration	3,334

$20,124

Consideration:
Cash paid	16,790
Payable in respect of deferred purchase amount	3,334

$20,124

In addition to the cash consideration paid at the time of acquisition, the vendors are entitled to receive a maximum of a further U.S. $5.5 million payable in cash from future operating cash flows of the acquired business until October 31, 2005 (of which US$2,488 is due in respect of the year ended October 31, 2003 and is payable by January 29, 2004). Any additional payments will be added to the cost of the acquisition and allocated to goodwill. All of the goodwill acquired as a result of this acquisition is depreciable for income tax purposes.

3.	FINANCIAL INSTRUMENTS

The carrying value of cash, investments in short-term commercial paper and other money market instruments, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the relatively short-term period to maturity of the instruments.

The Corporation has made deposits and has certain receivables that are not refundable or due within one year. Management has reviewed these items, which are included in Intangible and Other Assets (Note 8), by reference to their terms, including rates of interest earned, and determined that their fair value is not materially different than their carrying value.

The fair value of the Corporation’s long-term debt depends primarily on current market interest rates for debt issued with similar maturities by companies with risk profiles similar to the Corporation’s. The fair value of the Corporation’s long term debt at December 31, 2003 is $70,931 (2002 — $77,230, 2001 — $77,559).

The Corporation’s accounts receivable are principally with major international and state oil and gas service and exploration and production companies and are subject to normal industry credit risks.

From time to time, derivative financial instruments are utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes and accounts for all such instruments using the fair value method. Currency exchange exposures on foreign currency denominated balances and anticipated cash flows are managed by foreign exchange forward contracts when it is deemed appropriate. Exposures arising from changes in prevailing levels of interest rates relative to the contractual rates on the Corporation’s debt are managed by entering into interest rate swap agreements when it is deemed appropriate. The fair value of derivative financial instruments to which the Corporation is a party is recorded on the balance sheet and disclosed separately. All gains and losses, both realized and unrealized, are recorded in income as they arise and are included in Other Financial Items (Note 12). The Corporation was not a party to any derivative financial instruments at December 31, 2003, 2002 or 2001.

4.	INVENTORIES

	2003	2002	2001
Drilling equipment held for sale	$—	$673	$—
Manufacturing work in progress	9,460	11,278	4,915
Components for manufacturing and field service	29,331	30,964	24,511

	$38,791	$42,915	$29,426

5.	PROPERTY, PLANT AND EQUIPMENT

		Accumulated
		Depreciation	Net Book
At December 31, 2003	Cost	and Amortization	Value
Land, buildings and leaseholds	12,419	3,890	8,529
Wellsite training centre	7,208	881	6,327
Drilling equipment	154,745	43,118	111,627
Work in progress	2,331	—	2,331
Manufacturing equipment	10,871	3,485	7,386
Office and other	17,144	8,314	8,830

	$204,718	$59,688	$145,030

		Accumulated
		Depreciation	Net Book
At December 31, 2002	Cost	and Amortization	Value
Land, buildings and leaseholds	$19,170	$2,984	$16,186
Wellsite training centre	7,174	163	7,011
Drilling equipment	144,610	35,169	109,441
Work in progress	10,141	—	10,141
Manufacturing equipment	5,398	2,383	3,015
Office and other	12,744	6,760	5,984

	$199,237	$47,459	$151,778

		Accumulated
		Depreciation	Net Book
At December 31, 2001	Cost	and Amortization	Value
Land, buildings and leaseholds	$8,187	$1,652	$6,535
Drilling equipment	107,183	27,860	79,323
Work in progress	2,384	—	2,384
Manufacturing equipment	5,205	2,176	3,029
Office and other	8,576	4,821	3,755

	$131,535	$36,509	$95,026

Manufacturing equipment includes $5,074 (2002 and 2001: nil) of cost and $409 (2002 and 2001: nil) of accumulated depreciation relating to assets acquired under capital leases.

Drilling equipment includes related manufacturing costs and overhead. Work in progress, which relates to drilling equipment under construction, is not depreciated. The net book value of drilling equipment included in cost of sales for the year is $2,816 (2002 — $Nil, 2001 — $ Nil).

6.	PROPERTY HELD FOR SALE

During the year ended December 31, 2003, the Corporation listed for sale land that it had purchased to construct an integrated manufacturing and corporate facility in Calgary. Management has evaluated the fair value of this land based on existing conditional sales contracts and offers to purchase parcels of the land and advice from real estate sales agents as to current sales prices for comparable land. Based on this evaluation, the Corporation has written down the carrying value of the land by $2,614 to its estimated net realizable value of $8,437. This expense is included in the consolidated income statement as part of restructuring charges and other exceptional items (Note 13).

7.	INVESTMENT

The Corporation owns 5.4 million common shares of Drillers Technology Corp. (“DTC”), which had a market value at December 31, 2003 of $6,480. This investment was accounted for using the equity method until May 2003 when, as a result of a refinancing of DTC, the Corporation ceased to exercise significant influence over the strategic management and operating decisions of DTC. Included in the carrying value of the Corporation’s investment in DTC at December 31, 2003 is $1,578 of equity in DTC’s earnings (2002: $1,214; 2001: $1,183). At December 31, 2003, the Corporation recorded an impairment provision against the carrying amount of this investment, which is included as part of restructuring charges and other exceptional items (Note 13).

DTC is a drilling contractor and the Corporation has had and continues to have business transactions with DTC, both as a vendor and a customer, on normal commercial terms. The following amounts are included in the consolidated financial statements (after eliminating inter-company profits) in respect of these transactions for the period during which the Corporation exercised significant influence over DTC’s strategic business decisions:

	2003	2002	2001
Revenues	$2,050	$916	$2,828
Cost of sales	234	1,341	2,894
Product development expense	—	2,013	1,843
Accounts receivable	—	733	26
Accounts payable	—	—	999

8.	INTANGIBLE AND OTHER ASSETS

	2003	2002	2001
Technology and development costs	$13,165	$13,165	$13,126
Less: accumulated amortization	4,810	3,713	2,635

	8,355	9,452	10,491

Deferred maintenance costs	—	2,473	—
Less: accumulated amortization	—	368	—

	—	2,105	—

Deposits, notes and other non-current receivables	6,836	5,318	1,970
Less: current portion	—	—	1,637

	6,836	5,318	333

	$15,191	$16,875	$10,824

In 2002, the Corporation commenced a program of scheduled, periodic maintenance for its drilling equipment. Costs incurred under this program were deferred and amortized over the period until the next scheduled maintenance. As a result of a change in Canadian generally accepted accounting principles, the deferral and amortization of these costs is no longer an acceptable accounting practice. The Corporation has adopted this change prospectively in 2003 and has written off the balance of deferred maintenance costs, net of accumulated amortization, at December 31, 2002. This expense of $2,105 has been included in restructuring charges and other exceptional items (Note 13).

9.	LONG TERM DEBT

(a)	Components of long term debt are:

	2003	2002	2001
U.S. $46,500 unsecured Senior Notes due on October 15, 2004 with interest at
7.59% payable semi-annually	$60,097	$73,005	$74,084
Less — deferred financing costs	(73)	(172)	(273)

	$60,024	$72,833	$73,811
U.S. $3,760 lease obligation payable in equal monthly instalments of U.S. $58 including interest at 4.59% secured by machinery and equipment with a net book value at December 31, 2003 of $4,665	4,492
U.S. $2,125 demand mortgage payable with agreed monthly installment payments of U.S. $16 including interest at 4.25% secured by land and buildings with a net book value at December 31, 2003 of $5,868	2,702

	2003	2002	2001
	67,218
Less — current portion	63,448

	$3,770	$72,833	$73,811

(b)	The Corporation has an unsecured credit facility with its primary Canadian bank that provides a maximum loan, repayable on demand, of $15,000. Interest on amounts drawn under the facility is at the bank’s prime rate. At December 31, 2003, 2002 and 2001, no amounts were drawn under the facility. From time to time, the Corporation is required to provide letters of credit in connection with the importation of its equipment to foreign countries and to secure its performance on certain contracts (Note 10(b)). When drawn on its primary Canadian bank, these letters of credit reduce the amount available to be drawn against the unsecured line of credit. At December 31, 2003, the Corporation had letters of credit outstanding drawn on its primary Canadian bank of $1,582. The Corporation also has an unsecured letter of credit facility of U.S. $3,000 with a second Canadian bank. At December 31, 2003, the Corporation had letters of credit outstanding drawn against this facility of U.S. $755.

10.	CONTINGENCIES

(a)	The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by Tesco’s Mexican operations, commencing in 1996, are not deductible for Mexican tax purposes. The Mexican tax authorities have issued formal reassessments in respect of the 1996 to 1999 fiscal year tax filings claiming additional taxes of Mexican Pesos 7.5 million in respect of 1996, Mexican Pesos 7.8 million in respect of 1997, Mexican Pesos 10.8 million in respect of 1998 and Mexican Pesos 9.1 million in respect of 1999. These reassessed amounts are subject to interest, penalties and adjustment for inflation in the event that they become payable; management’s estimate of the Corporation’s total exposure at December 31, 2003 in respect of these reassessments is approximately $17.3 million. The Corporation has lodged formal appeals of all of the reassessments in the Mexican Tax Court, which decided 1997 in favour of the Corporation but upheld the reassessment for 1996; both of these decisions are being appealed further. No decision has yet been issued with respect to 1998 and 1999. The reassessed amount in respect of 1996 together with interest and penalties, which approximates $4,300, has been paid by the Corporation and is included as a long term receivable in Intangible and Other Assets. The Corporation has pledged certain drilling equipment in respect of the reassessed amounts for the years 1997 to 1999. Management, in consultation with its Mexican tax advisors, continues to believe that the basis for the reassessments for 1996 to 1999 is incorrect but expects that a final determination of the matter by the Mexican courts will not be achieved until mid-2005 at the earliest. Should the Corporation be unsuccessful in overturning the reassessments, the amount paid in respect of 1996 together with amounts as yet unpaid in respect of subsequent years will be recorded as a charge against earnings, offset to some extent by the ability to claim additional foreign tax credits against Canadian taxes.

(b)	The Corporation is contingently liable under letters of credit and similar instruments that it is required to provide from time to time in connection with the importation of equipment to foreign countries and to secure its performance on certain contracts. At December 31, 2003 the total exposure to the Corporation under outstanding letters of credit and similar instruments was $8,023, including $2,558 issued under the bank credit facilities described in Note 9(b).

(c)	The Corporation, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. The amount of loss the Corporation may suffer as a result of these proceedings is not reasonably estimable until settlement is reached or judgment obtained. Management does not believe that any such proceedings currently underway against the Corporation, either individually or in the aggregate, will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.

11.	SHARE CAPITAL

(a)	Authorized

•	Unlimited common shares without par value

•	Unlimited first preferred shares issuable in series

•	Unlimited second preferred shares issuable in series

(b)	Issued common shares

	Number of shares	Amount
Balance — December 31, 2000	32,735,964	$134,004
Issued for cash on exercise of options	1,155,967	12,979

Balance — December 31, 2001	33,891,931	146,983
Issued for cash on exercise of options	450,865	4,843

	Number of shares	Amount
Balance — December 31, 2002	34,342,796	151,826
Issued for cash on exercise of options	363,334	3,411

Balance — December 31, 2003	34,706,130	$155,237

(c)	Stock options

The Corporation has a stock option plan for officers, directors, employees and consultants. Options are exercisable at the market price of the shares on the grant date, vest in equal portions at the end of the first, second and third years and must expire no later than five years from the date of grant. Options outstanding and changes during the years ended December 31, 2003, 2002 and 2001 are:

	2003		2002		2001
		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding — beginning of period	2,038,202	$14.30	2,123,967	$12.51	2,787,534	$10.58
Granted	675,000	$14.40	525,000	$19.35	705,000	$17.71
Exercised	(363,334)	$9.39	(450,865)	$10.74	(1,155,967)	$11.22
Expired	(252,168)	$16.77	(159,900)	$16.87	(212,600)	$11.37

Outstanding — end of period	2,097,700	$14.88	2,038,202	$14.30	2,123,967	$12.51

Exercisable — end of period	1,053,800	$13.71	858,795	$11.64	861,261	$11.21

At December 31, 2003, the Corporation had 1,698,013 options available for future issue.

Anti-dilutive options excluded from the calculation of diluted earnings per share were 2,097,700 (2002 — 2,038,202, 2001 — 1,284,900).

Details of the exercise prices and expiry dates of options outstanding at December 31, 2003 are as follows:

		Weighted-	Weighted-		Weighted-
	Options	average	average	Vested	average
Exercise Price	Outstanding	years to expiry	exercise price	options	exercise price
$7.00 – 10.50	455,750	1.1	$8.29	455,750	$8.29
$10.50 – 15.75	683,300	4.1	$14.28	68,400	$13.77
$15.75 – 19.35	958,650	2.7	$18.57	529,650	$18.36

Details of options granted since January 1, 2002 and their fair values, determined using the Black Scholes option pricing model, are as follows:

			Time to
	Options	Exercise	exercise	Risk free		Fair value
Date of grant	granted	Price	(years)	interest rate	Volatility	( $000 )
March 14/02	525,000	$19.35	4	4.83%	71%	5,770
March 26/03	100,000	$14.40	4	4.47%	58%	707
May 15/03	540,000	$14.42	4	4.02%	58%	3,785
May 20/03	25,000	$12.95	4	3.85%	58%	157
August 8/03	10,000	$12.95	4	3.82%	56%	60

The Corporation does not anticipate paying any dividends during the expected life of these options. The weighted average fair value of options granted during the year was $6.98 (2002: $10.99).

The Corporation has not recognized any compensation expense in respect of options granted prior to January 1, 2003. If the Corporation had applied the fair value method of accounting for stock-based compensation for options granted in 2002, the pro forma effect of applying this method of accounting would be to increase the loss for the year by $1,247 (2002: $2,867) to $0.75 per diluted share (2002: $0.11 per diluted share).

12.	FINANCIAL EXPENSE

Items comprising net financial expense are:

	2003	2002	2001
Interest income	$(630)	$(2,473)	$(4,523)
Interest expense	5,259	5,606	5,577
Stock compensation expense	1,711	—	—
Foreign exchange loss	3,048	1,135	962
Equity in earnings of affiliate	(364)	(31)	(762)
Other financial items	(94)	(1,539)	922

	$8,930	$2,698	$2,176

Interest expense includes $5,267 (2002 — $5,493, 2001 — $5,568) in respect of debt initially incurred for a period exceeding one year.

Other financial items include income of $1,071 in respect of an interest rate swap arrangement entered into and closed out during 2002.

13.	RESTRUCTURING CHARGES AND OTHER EXCEPTIONAL ITEMS

During the year, the Corporation undertook a review of its cost structure and resource base in the context of current and anticipated business conditions. As a result of this review, actions have been taken or committed to that resulted in the Corporation recording substantial charges against earnings for the year that are non-recurring and do not typify normal business activities of the Corporation. These charges are:

Workforce reduction. Approximately 10% of the Corporation’s work force was laid off on June 25; a further lay off occurred in November. Full provision has been made for the costs associated with this personnel reduction. In addition, the Corporation committed to closing its administrative office in Pau, France. Full provision has been made for severance for employees of this office and the cost of terminating office lease arrangements.	3,217

Loss on disposal of Calgary land. The Corporation’s decision to pursue the opportunity to acquire a fully equipped machine shop in Calgary resulted in management shelving plans to construct a new, consolidated facility. A provision was taken in June for the difference between the expected realization from the sale of the land acquired for this new facility and the accumulated acquisition and facility design costs; a further provision was taken in December to reflect management’s revised estimate of this expected realization, net of costs, from sale of the land based on conditional sales in place at year end and offers received subsequent to year end covering portions of the land.
2,614

Write down of inventories. Based on its review of inventory and in light of current business conditions, the Corporation identified obsolete components as well as items where its inventory levels are higher than required to support existing products and current manufacturing activity. Management has written down this inventory to its estimate of net realizable value.	9,422

$15,253

At December 31, 2003, the Corporation’s balance sheet included:

•	liabilities in respect of severance and closure costs of $313;

•	an impairment provision deducted from the carrying value of property held for sale of $2,614; and

•	a provision deducted from the carrying value of inventory of $6,248; in connection with the restructuring charges taken during the year.

In addition to these items, the Corporation’s results for the year ended December 31, 2003 include other substantial expenses arising from events associated with the continuing activities of the business that are unusual:

Bankruptcy of major customer. As described in Note 9(b) to the December 31, 2002 financial statements, the Corporation was owed $3,879 from the sale of drilling equipment to a US customer. This customer was petitioned into bankruptcy in May 2003 and management believes it is unlikely that the Corporation will recover the full amount it is owed.	2,978

Retrofit electric top drive. The corporation has identified a technical problem with the motor drive systems used in some models of its electric top drive. The Corporation has and will continue to incur costs to install the retrofit required to correct this problem that are in excess of the warranty provision made at the time of the sale.	4,886

Write off deferred maintenance costs. In 2002, the Corporation commenced a program of scheduled, periodic maintenance for its drilling equipment. Costs incurred under this program were deferred and amortized over the period until the next scheduled maintenance. As a result of a change in Canadian generally accepted accounting principles, the deferral and amortization of these costs is no longer an acceptable accounting practice. The Corporation has written off the balance at December 31, 2003 of deferred maintenance costs, net of accumulated amortization.	2,105

Impairment of investment. Based on a persistent deficiency in the quoted market value of the Corporation’s investment in DTC compared to carrying value, management has provided for an impairment in the value of this investment at December 31, 2003.	2,858

$12,827

The total charge of $28,080 has been attributed $2,942 to Wellsite Services Division, $19,435 to Products Division and the balance of $5,703 relates to Corporate activities and assets.

14.	INCOME TAXES

Income tax expense (recovery), which is 30.1% of income (loss) before income tax, varies from the amounts that would be computed by applying the combined federal and Alberta provincial income tax rate of 36.8% (2002 — 39.3%; 2001 — 42.1%) due to the following factors:

	2003	2002	2001
Income (loss) from continuing operations before income taxes	$(35,227)	$(1,481)	$47,082

Expected income tax expense (recovery)	$(12,964)	$(581)	$19,822
Reduction of expected income tax expense (recovery) as a result of:
Large corporation tax	290	252	390
Non-deductible expenses (including stock compensation expense)	979	183	131
Non-taxable portion of capital gains and losses	(1,322)	—	(3,556)
Effect of changes in expected tax rates in computing future taxes	682	497	(1,461)
Tax rates applied to earnings not attributed to Alberta	1,486	(696)	(68)

Income tax expense (recovery) for the year	$(10,849)	$(345)	$15,258

The Corporation has provided for future taxes on the anticipated reversal of differences between the values at which assets and liabilities are recorded in the consolidated financial statements and their values for tax filing purposes. $19,249 of these differences relate to provisions recorded in the consolidated financial statements that are expected to be deductible for income taxes purposes in

2004; the tax recovery associated with these provisions of $6,779 is reflected in current assets. The balance of the differences, substantially all of which relate to the Corporation’s capital assets, total $47,357 (2002 — $42,646, 2001 — $36,416) on which future taxes of $14,630 (2002 — $15,079, 2001 — $13,924) have been provided. The Corporation has also recognized a future tax benefit of $12,284 (2002 — $5,355, 2001 — $426) on the carry forward of non-capital losses of $45,990 (2002 — $18,712, 2001 — $1,250). These losses may be carried forward and applied to reduce future taxable income for seven years. No provision is made for taxes that may be payable on the repatriation of accumulated earnings in foreign subsidiaries on the basis that these earnings will continue to be used to finance the activities of these subsidiaries.

15.	DISCONTINUED OPERATIONS

The activities and financial results of the Corporation’s Completions Division is treated as discontinued operations in these financial statements. The Completions Division was sold in 2001.

Results of discontinued operations for the relevant years are summarized as follows:

2001
Sales	$10,370

Operating income before taxes	$882
Income taxes	360

522

Gain (loss) on sale or closure	4,164
Income taxes (recovery)	948

3,216

Net income (loss) from discontinued operations	$3,738

16.	SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Components of changes in non-cash balances affecting operations are:

	2003	2002	2001
Decrease (increase) in accounts receivable	$16,991	$11,800	$(12,784)
Decrease (increase) in inventories	4,124	(13,489)	(5,569)
Increase (decrease) in accounts payable and accrued liabilities	4,459	(10,285)	11,405
Decrease (increase) in income taxes recoverable	3,237	(5,466)	177

	$28,811	$(17,440)	$(6,771)

(b)	Cash payments in respect of:

	2003	2002	2001
Interest	$5,267	$4,422	$5,324
Income taxes	5,233	$8,702	$13,458

(c)	Cash receipts in respect of:

	2003	2002	2001
Interest	$676	$2,642	$4,348
Income taxes	6,439	$2,637	$1,097

17.	COMMITMENTS

The Corporation has non-cancelable operating lease commitments as follows:

	Manufacturing and
	operations facilities	Equipment
2004	1,367	210
2005	667	74
2006	75	13
2007	—	—
2008	—	—
Thereafter	—	—

18.	SEGMENT INFORMATION

The Corporation’s operations are principally in the manufacturing and oil and gas service sectors. The Corporation has two operating divisions that provide different products and services to the Corporation’s customers. The operating divisions are:

•	Products — provides the design, manufacture and sale, including after-sales support, of specialized equipment to the oil and gas and mining industry;

•	Wellsite Services — provides services, including the use of specialized equipment, primarily to oil and gas operators.

Operating divisions report their results of operations to the level of earnings before income taxes. Certain functions, including product development activities and corporate management and administration, are provided centrally from the corporate office; the costs of these functions, together with items comprising the group’s net financial expense and income taxes, are not allocated to operating divisions.

Significant financial information relating to the operating divisions is as follows:

	Year ended December 31, 2003
	Revenues		Depreciation	Earnings
			and	(loss)	Total	Capital
	Internal	Third party	amortization	before taxes	assets	expenditure
Products	39,245	57,841	1,592	8,763	57,047	3,258
Wellsite Services	5,389	127,822	14,169	13,009	206,747	19,705

	$44,634	$185,663	15,761	21,772	263,794	22,963

Intersegment eliminations			(1,272)	1,055	(5,903)	—
Product development			567	(10,460)	6,203	107
Corporate items			1,806	(47,594)	61,001	954

			$16,862	$(35,227)	$325,095	$24,024

	Year ended December 31, 2002
	Revenues		Depreciation	Earnings
			and	(loss)	Total	Capital
	Internal	Third party	amortization	before taxes	assets	expenditure
Products	$47,632	$57,980	$1,139	$9,448	$82,153	$3,894
Wellsite Services	6,291	94,433	8,635	12,849	185,327	35,791

	$53,923	$152,413	9,774	22,297	267,480	39,685

Intersegment eliminations			30	(449)	(4,143)	(419)
Product development			572	(11,707)	8,048	7,263
Corporate items			1,701	(11,622)	77,050	11,071

			$12,077	$(1,481)	$348,435	$57,600

	Year ended December 31, 2001
	Revenues		Depreciation	Earnings
			and	(loss)	Total	Capital
	Internal	Third party	amortization	before taxes	assets	expenditure
Products	$50,702	$57,022	$989	$9,802	$58,658	$1,081
Wellsite Services	1,181	150,933	10,278	62,636	146,964	25,756

	$51,883	$207,955	11,267	72,438	205,622	26,837

Intersegment eliminations			(479)	(2,505)	(8,372)	(5,768)
Product development			348	(10,231)	5,993	3,125
Corporate items			1,432	(8,911)	143,177	1,522

Continuing operations			12,568	50,791	346,420	25,716
Discontinued operations			502	5,046	1,305	1,237

			$13,070	$55,837	$347,725	$26,953

The Corporation’s goodwill of $7,504 (2002 — $4,170, 2001 — $Nil) is included in total assets attributed to the Wellsite Services Division.

The Corporation attributes sales to geographic regions based on the location of the customer. Generally, for service activities, this will be the region in which the service activity occurs and, for equipment sales, this will be the region in which the customer’s purchasing office is located. The Corporation’s sales occurred and property, plant, equipment and goodwill were located in the following areas of the world:

		Property, plant
Year ended December 31, 2003	Sales	equipment and goodwill
Canada	$31,396	$35,011
United States	83,230	73,980
Mexico	29,250	4,917
South America	9,007	16,102
South East Asia	19,242	11,578
Europe, Africa and Middle East	13,538	10,946

		Property, plant
Year ended December 31, 2002	Sales	equipment and goodwill
Canada	$19,271	$52,975
United States	50,528	59,011
Mexico	16,288	5,260
South America	14,799	14,706
South East Asia	28,138	12,120
Europe, Africa and Middle East	23,379	11,886

		Property, plant
Year ended December 31, 2001	Sales	equipment and goodwill
Canada	$46,337	$27,076
United States	86,680	35,393
Mexico	17,951	4,401
South America	25,524	14,430
South East Asia	16,630	9,062
Europe, Africa and Middle East	14,833	4,664

For the year ended December 31, 2003, the Corporation earned Wellsite Services revenue from one customer of $18,693 (2002: $15,359), representing slightly more than 10% of total revenues for the year.

19.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Corporation are prepared using accounting principles that are generally accepted in Canada. These principles differ in some material respects from those that are generally accepted in the United States. For the years ended December 31, 2003, 2002 and 2001, the principal differences that result in material measurement changes in the consolidated financial statements of the Corporation are:

(a)	Accounting for Product Development Costs

Costs of product development that are capitalized as technology and amortized under Canadian GAAP are required to be expensed in the period incurred under U.S. GAAP.

(b)	Accounting for Deferred Maintenance Costs

Costs incurred under the Corporation’s program of scheduled periodic maintenance for drilling equipment which were capitalized for Canadian GAAP are expensed in the period incurred for U.S. GAAP. The Corporation changed its method of accounting for these costs in 2003, eliminating this item as an accounting difference (note 8).

(c)	Valuation of Options and Warrants

U.S. GAAP requires that options and warrants issued for other than compensation purposes be accounted for at their fair value at the date granted. In December 1995, the Corporation granted 980,000 options and warrants in conjunction with the formation of the Casing Drilling Joint Venture. These options and warrants had a fair value at their grant date of approximately $3,675, which amount would have been added to the Corporation’s investment in and subsequent acquisition of the Casing Drilling Joint Venture and to shareholders’ equity. Subsequent to the acquisition of the Casing Drilling Joint Venture, this cost would have been attributed to the Corporation’s capitalized technology and development costs, which are expensed under U.S. GAAP (Note 19(a)).

(d)	Reduction of Capital

In November 1993, the Corporation reduced its share capital by $13,842 to eliminate its accumulated deficit. U.S. GAAP requires that the financial statements continue to reflect this accumulated deficit by restating share capital on the basis that the reduction had not occurred.

(e)	Future Taxes

Both Canadian and U.S. GAAP require future taxes to be computed using tax rates for future periods that are expected to apply. However, in determining the rates that are expected to apply, Canadian GAAP requires the use of rates that are substantively enacted, whereas U.S. GAAP permits only the use of tax rates that are enacted, at the date of preparation of the financial statements.

(f)	Repricing Stock Options

U.S. GAAP requires, as of July 1, 2000, recognition as compensation expense of increases in the market value of repriced stock options that were initially defined as non-compensatory options. Under Canadian GAAP, no compensation expense is required to be recognized for option repricings occurring prior to January 1, 2002.

(g)	Investment

Under U.S. GAAP, marketable securities held as portfolio investments for Canadian GAAP are carried on the balance sheet at market value as at the balance sheet date. U.S. GAAP requires that temporary differences between the market and carrying values of investments at reporting dates be reflected through a statement of other comprehensive income. At December 31, 2003, the Corporation would have reflected a further reduction in the carrying value of its investment of $1,350 to adjust to market value at that date through other comprehensive income under U.S. GAAP.

The effect of these differences on the reported results and financial position of the Corporation is as follows:

Consolidated Statements of Earnings	2003	2002	2001
Net earnings (loss) — Canadian GAAP	$(24,378)	$(1,136)	$35,562

Adjusted for:
Product development costs	1,097	1,039	648
Deferred maintenance costs	2,105	(2,105)	—

	3,202	(1,066)	648
Tax effect	(1,025)	352	(214)

	2,177	(714)	434
Use of expected future tax rates	—	—	2,386

	2,177	(714)	2,820

Net earnings (loss) — U.S. GAAP	$(22,201)	$(1,850)	$38,382

Net earnings (loss) per common share (basic)
Canadian GAAP	$(0.71)	$(0.03)	$1.06

U.S. GAAP	$(0.64)	$(0.05)	$1.14

Net earnings (loss) per common share (diluted)
Canadian GAAP	$(0.71)	(0.03)	$1.04

U.S. GAAP	$(0.64)	(0.05)	$1.12

Consolidated Statements of Retained Earnings	2003	2002	2001
Retained earnings, beginning of year
Canadian GAAP	$88,948	$90,084	$54,522
Adjusted for cumulative effect of prior years’ Canadian/U.S. GAAP differences	(24,811)	(24,097)	(26,917)

	64,137	65,987	27,605
Net earnings (loss) for the periods, U.S. GAAP	(22,201)	(1,850)	38,382

Retained earnings, end of period, U.S. GAAP	$41,936	$64,137	$65,987

Consolidated Balance Sheets	2003	2002	2001
Intangible and other assets
Canadian GAAP	$15,191	$16,875	$10,824
Adjusted for:
Product development costs	(8,355)	(9,454)	(10,491)
Deferred maintenance costs	—	(2,105)	—

U.S. GAAP	$6,836	$5,316	$333

Investment
Canadian GAAP	$7,830	$10,324	$10,293
Adjusted for:
Market value adjustment charged to other comprehensive income	(1,350)	—	—

U.S. GAAP	$6,480	$10,324	$10,293

Future income taxes liability
Canadian GAAP	$2,346	$8,608	$7,342
Adjusted for:
Tax effect of Canadian/U.S. GAAP	(4,450)	(5,475)	(4,437)

U.S. GAAP	$(2,104)	$3,133	$2,905

Share capital
Canadian GAAP	$155,237	$151,826	$146,983
Adjusted for:
Reduction of capital	13,842	13,842	13,842

U.S. GAAP	$169,079	$165,668	$160,825

Contributed surplus
Canadian GAAP	$1,711	$—	$—
Adjusted for:
Valuation of options and warrants	3,660	3,660	3,660
Compensation expense for repriced options	315	315	315

U.S. GAAP	$5,686	$3,975	$3,975

Other comprehensive income
Canadian GAAP	$—	$—	$—
Adjusted for:
Decline in fair value of investment	1,350	—	—

U.S. GAAP	$1,350	$3,975	$3,975

In addition to these measurement differences, U.S. GAAP would require the Corporation to record $14,308 of the charges included in restructuring charges and other exceptional items for the year ended December 31, 2003 in cost of sales.

CORPORATE INFORMATION

DIRECTORS	OFFICERS

Fred J. Dyment 1, 2
Independent Businessman
Calgary, Alberta

Gary L. Kott 1, 3
Independent Businessman
Montgomery, Texas

William S. Rice 2, 3
Chairman of the Board
Managing Partner,
Bennett Jones LLP
Calgary, Alberta

Norman W. Robertson 1, 3
Independent Businessman
Calgary, Alberta

Michael W. Sutherlin 2
Independent Businessman
Corona del Mar, California

Robert M. Tessari
President & Chief Executive Officer
Tesco Corporation
Calgary, Alberta

1. Audit Committee
2. Corporate Governance Committee
3. Compensation Committee
Robert M. Tessari
President & Chief Executive Officer

Per G. Angman
Senior Vice President
Engineering & Manufacturing

Kenneth M. Bagan
Senior Vice President
Wellsite Services

K. Evert Beierbach
Senior Vice President
Product Sales, Service & Development

Nigel M. Lakey
Vice President
Marketing & Business Development

Carol A. Rosdobutko
Vice President
Human Resources

Rob Van Walleghem
General Counsel & Corporate Secretary

BANKERS	LOCATIONS

Bank of Nova Scotia
Calgary, Alberta

Sterling Bank
Houston, Texas

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

Gardere Wynne Sewell LLP
Houston, Texas

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

TRANSFER AGENTS

Computershare Trust Company of Canada
Calgary, Alberta

Computershare Trust Company
Denver, Colorado
Tesco Corporation
(Corporate Headquarters)
6204 — 6A Street S.E.
Calgary, Alberta T2H 2B7
Tel: 403 233 0757
Fax: 403 252 3362

Tesco Operations
(Manufacturing)
4930 — 74th Avenue S.E.
Calgary, Alberta T2C 3C9
Tel: 403 301 4200
Fax: 403 253 3578

Tesco Operations
(Wellsite Services)
11330 Brittmoore Park Drive
Houston, Texas 77041
Tel: 713 849 5900
Fax: 713 849 0075

Tesco Services, Inc.
(Bo Gray Casing & A & M Tubular)
Highway 127 South
Jena, Louisiana
Tel: 318 992 5837
Fax: 318 992 2168

Tesco Corporation Sucursal
Mexico & Tesco Oilfield
Services de Mexico
Av. Poniente 1 Sur. Manzana L
Lote 2 Puerto Industrial
Pesquero Laguana Azul,
CP 24140
Cuidad del Carmen, Campeche, Mexico
Tel/Fax: 011 529 382 7645

Tesco Corporation Sucursal Argentina
Av. Belgrano 1217
6to Piso, Oficina 64
C1093AAA — Buenos Aires, Argentina
Tel: 011 54 114 384 0199
Fax: 011 54 114 384 0191

Tesco Corporation Sucursal Venezuela
Sector Vea al lado del Galpon
Moncorca
El Tigre, Edo Anzoategui, Venezuela
Tel: 011 58 283 241 8213
Fax: 011 58 283 241 7379

PT Tesco Indonesia
Ratu Plaza Office Tower
12th Floor
Jl. Jendral Sudirman No. 9
Jakarta 10270 Indonesia
Tel: 011 62 21 725 5454
Fax: 011 62 21 725 5352

Tesco Corporation

(Algeria Branch) Base ole vie Tesco Irara RN no03 Hassi Messaoud Ourgla 30500 Algeria

Tesco Corporation
6204 – 6A Street S.E., Calgary, Alberta, Canada T2H 2B7
Tel: 403 233-0757 Fax: 403 252-3362
Info@tescocorp.com www.tescocorp.com

TESCO